SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FIFTEENTH

SPECIAL BOARD OF DIRECTORS MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: July 9, 2013 at 11:00 a.m.. 3. PRESIDING: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary. 4. AGENDA AND RESOLUTIONS TAKEN:

I.         Ratification, by a majority vote, of the deferral of the average tariff adjustment of 14.61%, approved by ANEEL Resolution 1541/2013, through the application of a 9.55% adjustment, retroactive to June 24, 2013, and the inclusion of the remaining percentage as a financial component which will be adjusted in accordance with the IGP-M inflation index and included in the subsequent tariff adjustment; and

II.        Approval of the partnership and the Term of Commitment entered into between Copel Geração e Transmissão S.A. and Weg Equipamentos Elétricos S.A. for the implementation of wind turbines comprising a wind farm complex in Palmas, in the State of Paraná, with an installed capacity of 2.1MW.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Executive Secretary; CARLOS HOMERO GIACOMINI, MARCO AURÉLIO ROGERI ARMELIN; NATALINO DAS NEVES; NEY AMILTON CALDAS FERREIRA; and PAULO PROCOPIAK DE AGUIAR.

The full Minutes of Copel’s 115th Special Board of Directors’ Meeting were drawn up in the Company’s records, book number 6, filed with the Parana State Registry of Commerce under number 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 9, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.